Email: sfeldman@olshanlaw.com

Direct Dial: 212.451.2234

March 11, 2020

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christopher Edwards, Esq.
Office of Life Sciences

Re:	Mystic Holdings, Inc.
Supplemental Response Letter filed February 28, 2020
- and -
Amendment No. 3 to Offering Statement on Form 1-A filed February 10, 2020
File No. 024-11093

Ladies and Gentlemen:

On behalf of Mystic Holdings, Inc., a Nevada corporation (the “Company”), we are filing through EDGAR one complete copy of Amendment No. 4 (the “Amendment”) to the captioned Offering Statement on Form 1-A (the “Offering Statement”), for the registration of 50,000,000 shares of the Company’s common stock, including one complete copy of the exhibits listed in the Amendment as filed therewith.

The Amendment responds to the comments received from the staff of the SEC in its (A) comment letter dated March 10, 2020 with respect to the Supplemental Response Letter filed by the Company on February 28, 2020, and (B) comment letter dated February 24, 2020 with respect to Amendment No. 3 to Offering Statement on Form 1-A filed by the Company on February 10, 2020.

Courtesy copies of this letter and the Amendment, together with all exhibits, are being provided directly to the staff for its convenience (attention: Christopher Edwards, Esq.) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comment is reproduced before each of the Company’s responses thereto. All page numbers referred to in this letter correspond to the page numbers of the Amendment.

A. Supplemental Response dated February 28, 2020

General

1. We note your correspondence dated February 28, 2020 and will evaluate all responses in connection with your next amendment to the offering statement and your responses to all five comments. Based on your correspondence, please consider revising the offering statement to: (i) explain the status of the consents that are referenced in Section 2.01 of the Share Exchange Agreement; (ii) identify the affiliates who received but did not execute those consents and (iii) quantify their combined ownership (pre- and post-Reg. A. offering). Also revise the Offering Statement to clarify that you will seek shareholder approval for the Share Exchange after closing the Regulation A offering so that any purchasers in the Regulation A offering would have the opportunity to vote along with your three affiliated stockholders.

March 11, 2020 Page 2

Response: The Company has revised the offering statement to address the staff’s additional suggested disclosures with respect to identifying the Company’s three affiliated stockholders and their combined pre- and post-offering ownership in connection with their voting on the Share Exchange transaction. The following disclosure has been added to the offering circular cover page and on pages 9 and 22, and portions of the disclosure appear on pages 7, 28 and 56:

We are contractually obligated to seek stockholder approval for the Share Exchange by affirmative vote of a majority of our outstanding shares after the closing of this offering so that any investors in this offering would have the opportunity to vote along with our three affiliated stockholders, Lorenzo Barracco, Daniel V. Perla and Alexander Scharf. These individuals, who have not previously approved the Share Exchange in their capacities as stockholders, collectively own approximately 100%, 93% and 58% of our outstanding shares of common stock before this offering and after this offering assuming the minimum and maximum number of shares are sold, respectively (without giving effect to the conversion of our 8% convertible debentures into an aggregate of 16,500,000 shares).

Additionally, the following sentence appears on page 9 to address the status of the consents referenced in the Share Exchange Agreement:

Messrs. Barracco, Perla and Scharf did not execute stockholder consents approving the Share Exchange at the time the Share Exchange Agreement was signed by the parties or otherwise commit to vote in favor of the Share Exchange and exchanging their shares, in order to be able to vote after the closing of this offering along with new investors (making an investment decision as to the Qualcan Canada shares) based on then prevailing considerations.

The Company believes this disclosure adequately addresses the staff’s concerns.

B. Amendment No. 3 to Offering Statement on Form 1-A

Coverpage

1. We refer to prior comment 1 and your amended language in the first sentence of paragraph 3. Please revise to clarify that you have entered into the share-for-share exchange transaction and also explain your contractual obligations to seek shareholder approval for this transaction and the commitments made by your affiliates.

Response: As requested by the staff, the third paragraph on the offering circular cover page has been revised to clarify that the Company has entered into the share exchange transaction and explain its contractual obligation to seek stockholder approval for the transaction. Please also see the response above to the Supplemental Response comment.

Our Company, page 2

2. We note your response to prior comment 2 and revised disclosures. Please revise to clarify your use of the term “effective.” In revising this disclosure, please note that safety and efficacy determinations concerning drugs are solely within the FDA’s authority. In addition, revise the Summary section to clarify that unapproved CBD products, including unapproved drugs, cosmetics, foods, and products marketed as dietary supplements:

●	have not been subject to FDA evaluation regarding whether they are effective to treat a particular disease or have other effects that may be claimed, and

●	have not been evaluated by the FDA to determine what the proper dosage is, how they could interact with other drugs or foods, or whether they have dangerous side effects or other safety concerns.

March 11, 2020 Page 3

Response: As requested by the staff, the FDA term “effective” has been removed or replaced on pages 1, 25, 18, 34, 39, 40 and 42, and the additional disclosure regarding unapproved CBD products has been added to pages 3 and 41 where the Company’s products are described.

Exhibits

3. We note your response to prior comment 19; however, your disclosure in Amendment No. 2 indicates that you and Qualcan Canada agreed to conduct a number of financing transactions pursuant to the letter of intent. Accordingly, please file this agreement as an exhibit or alternatively provide us with a copy on a supplemental basis.

Response: As requested, the letter of intent was supplementally provided to the staff on February 28, 2020 together with the Company’s Supplemental Response.

General

4. We note your response to prior comment 21. Under the terms of the share exchange agreement, as amended, it appears that certain affiliates of the company have committed to approve the exchange offer and exchange their shares. It also appears that these affiliates may hold sufficient voting control to approve the exchange offer. Given that approval may be assured, please explain why investors in this offering are not making an investment decision as to the Qualcan Canada shares.

Response: In response to this comment, the Company submitted a Supplemental Response to the staff on February 28, 2020. As indicated in the response above to the Supplemental Response comment, the offering statement has been revised to state that the three affiliated stockholders, Lorenzo Barracco, Daniel V. Perla and Alexander Scharf, did not execute stockholder consents approving the Share Exchange at the time the Share Exchange Agreement was signed by the parties or otherwise commit to vote in favor of the Share Exchange and exchanging their shares, in order to be able to vote after the closing of the offering with new investors (making an investment decision as to the Qualcan Canada shares) based on then prevailing considerations. See page 9.

5. We note your response to prior comment 22. We also note the amendment to the share exchange agreement, in particular section 9 (which amends section 2.06 of the share exchange agreement). An exchange offer is a single transaction, and a transaction that has commenced privately must be completed privately. It appears that your exchange offer may have commenced with the execution of the share exchange agreement, which appears to commit certain affiliates of the company to vote to approve the exchange offer and exchange their shares. Please explain how you will conduct the share exchange in compliance with the Securities Act, in particular with respect to non-affiliates, given that Rule 506(b) likely is not available to conduct the share exchange privately.

March 11, 2020 Page 4

Response: In response to this comment, the Company submitted a Supplemental Response to the staff on February 28, 2020. The Company believes that the Share Exchange transaction did not already commence privately because the three affiliated stockholders did not execute stockholder consents approving the Share Exchange or otherwise commit to vote in favor of the Share Exchange and exchange their shares. The Company expects to conduct the Share Exchange transaction publicly by distributing following the offering a joint proxy statement/prospectus, which has been reviewed and cleared in compliance with U.S. federal securities laws, to all stockholders including the three affiliated stockholders and investors in the offering, at the same time.

The Company is anxious to commence the offering and respectfully requests that the SEC staff review the amended offering statement on an expedited timetable for qualification in order to permit the Company to begin the public offering next week.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the offering statement, please do not hesitate to contact Lorenzo Barracco, the Chief Executive Officer of the Company, at (646) 286-9070, or me at (212) 451-2234.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Christopher Edwards, Esq.
Mr. Lorenzo Barracco
Michael Cristalli, Esq.